FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of February 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.
an announcement regarding proposed  change  in  part of the fundraising investment projects, election of director and the increase of the  amount  of  the  company’s general mandate to issue domestic and/or overseas debt  financing instrument of Huaneng Power International, Inc. (the Registrant”); and

2.	an announcement regarding issue of super short-term debentures of the Registrant;

Each made by the Registrant on February 19, 2020.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.
If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSED CHANGE IN PART OF
THE FUNDRAISING INVESTMENT PROJECTS, ELECTION OF DIRECTOR AND
THE INCREASE OF THE AMOUNT OF THE COMPANY’S GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 3 to 10 of this circular.
A notice convening the EGM to be held at 9:00 a.m. on 5 March 2020 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.
If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.
Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.
Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.
19 February 2020

CONTENTS

Page
Definitions	1

Letter from the Board	3

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“Board”	the board of Directors of the Company;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“EGM” or “Extraordinary General Meeting”
the 2020 first extraordinary general meeting of the Company to be held at 9:00 a.m. on 5 March 2020 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (among other things) the proposals regarding the change of part of the fundraising investment projects, election of director and the increase of the amount of the Company’s general mandate to issue domestic and/or overseas debt financing instruments;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

DEFINITIONS

“Latest Practicable Date”	13 February 2020, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Notice of EGM”
the notice for convening the EGM dated 20 January 2020, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Hong Kong Stock Exchange (www.hkex.com.hk);

“PRC”, “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholder(s)”	the shareholder(s) of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Executive Director:
Shu Yinbiao

Non-executive Directors:
Huang Jian
Wang Yongxiang
Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Director:
Yue Heng
Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi
Registered Address: Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 PRC

19 February 2020

To the Shareholders

Dear Sir or Madam,

PROPOSED CHANGE IN PART OF
THE FUNDRAISING INVESTMENT PROJECTS, ELECTION OF DIRECTOR AND
THE INCREASE OF THE AMOUNT OF THE COMPANY’S GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

1.	INTRODUCTION

The purpose of this circular is to provide you with relevant information regarding the proposals to be proposed at the EGM, so as to enable you to make an informed decision on whether to vote for or against such proposals at the EGM.

LETTER FROM THE BOARD

2.	PROPOSAL REGARDING THE CHANGE OF PART OF THE FUNDRAISING INVESTMENT PROJECTS

Introduction

Reference is made to (i) the circulars dated 27 April 2017 and 14 March 2018 issued by the Company relating to, among other things, the non-public issuance of A Shares, (ii) the announcement dated 17 October 2018 relating to completion of the non-public issuance of A Shares, (iii) the announcement dated 12 December 2018 relating to the change of part of the funds raised in certain investment projects and their implementation, and (iv) the announcement dated 4 January 2020 relating to the change of part of the fundraising investment projects.

As approved by the China Securities Regulatory Commission with the “Approval on the Non- public Issuance of Shares by Huaneng Power International, Inc.” (Zheng Jian Xu Ke No.[2018] 696), the Company issued 497,709,919 RMB ordinary shares (A shares) by way of non-public issuance to seven target subscribers. The total proceeds raised from such non-public issuance of A Shares were RMB3,259,999,969.45, with the net proceeds amounted to RMB3,245,329,969.59 after deducting the underwriting fees and commissions. As of 10 October 2018, all the funds raised have been received. The above-mentioned raised funds have been put in place and have been verified by KPMG Huazhen Certified Public Accountants (Special General Partnership), and a Capital Verification Report (KPMG Huazhen Yanzi No. 1800388) has been issued.

The Company carried out special account depository management on the raised funds. After the raised funds were received, the Company signed custodian agreement(s) for the raised funds with the sponsors and the commercial banks. All the funds have been deposited in the special account for the raised funds.

Basic Information on the Fundraising Investment Projects

Pursuant to the Plan for Non-public Issuance of A Shares of Huaneng Power International, Inc. (Amended Version) and the Company’s announcement dated 4 January 2020, details of fundraising investment projects are set out below:

LETTER FROM THE BOARD

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)

1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	104,000.00

2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	174,231.84

3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	24,614.56

4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	21,686.60

Total		1,095,818.85	324,533.00

Information regarding the proposed change of Fundraising Investment Projects

Huaneng Dongguan Gas Turbine Cogeneration Co., Ltd. (the “Dongguan Cogeneration”), the implementation subject of the Xiegang Gas Turbine Project in Guangdong (800MW), is a wholly- owned subsidiary of the Company, proposes to introduce other shareholder (the “Investor”) with abundant capital, which is also in strong compatibility, synergy and complementarity with Dongguan Cogeneration. The Investor should be a third party who is independent of the Company and its connected persons, should meet the qualification requirement and having gone through the bidding process. The Investor would increase the capital in cash in Dongguan Cogeneration according to the asset based valuation results. After completion of the capital increase, the registered capital of Dongguan Cogeneration would become RMB490 million, and the Company’s shareholding ratio would be 80%, while the Investor’s shareholding ratio would be 20%. The implementation subject for that fundraising investment project will be changed from a wholly-owned subsidiary of the Company to a controlling subsidiary of the Company.

If Dongguan Cogeneration was to introduce the Investor according to the above terms, the relevant capital increase would constitute a transaction on deemed disposal of equity interest in Dongguan Cogeneration. According to the currently available financial information of Dongguan Cogeneration, the relevant percentage ratios (calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules) regarding the deemed disposal of the equity interest in Dongguan Cogeneration shall be less than 5%. As such, it does not fall to be a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules.

The change will not involve any adjustment to the amount of raised funds to be invested by the Company in Dongguan Cogeneration.

LETTER FROM THE BOARD

Reasons for the change of Fundraising Investment Project

The introduction of the Investors to inject capital into Dongguan Cogeneration can supplement the working capital required for Dongguan Cogeneration’s operations, repay part of the bank borrowings, lower the asset-liability ratio, and further optimize the capital structure.

Dongguan Cogeneration intends to introduce the major supplier of natural gas in Guangdong area as a new investor and the cooperation between the two parties will ensure the supply of gas sources. Through the joint venture and cooperation, it is intended that the Investor will list Dongguan Cogeneration as a priority gas supply target and Dongguan Cogeneration will have gas supply priority in case of a supply shortage to guarantee the normal production. The cooperation can also improve the supply and operation reliability, strengthen cooperation with upstream suppliers, form an effective value chain, give full play to industrial synergy, and create better conditions for the sustainable development of Dongguan Cogeneration.

Shareholders’ approval

Dongguan Cogeneration, the implementation subject of the XieGang Gas Turbine Project in Guangdong (800MW) (which being one of the fundraising investment projects for the non-public issuance of A Shares), will introduce new investor through capital increase. After completion of the capital increase, the Company's shareholding ratio would become 80%. The matter relating to the change of the implementation subject of the XieGang Gas Turbine Project in Guangdong (800MW) from a wholly-owned subsidiary of the Company to controlling subsidiary was approved by the board of directors of the Company on 3 January 2020. According to the requirement of the relevant PRC laws and regulation, the implementation of the aforesaid matter still requires the approval at the general meeting. The Company proposes to submit the proposal regarding the change of part of the fundraising investment projects to the EGM as an ordinary resolution for approval.

3.	PROPOSAL REGARDING THE ELECTION OF THE DIRECTOR OF THE COMPANY

Reference is made to the announcement dated 20 January 2019 issued by the Company.

The Board of Directors agreed to nominate Mr. ZHAO Keyu as an executive director candidate for the Ninth Session of the Board of Directors of the Company, and to submit the same for consideration and approval at the general meeting of the Company. The above engagement arrangement will become effective on the date the general meeting approves Mr. ZHAO Keyu as the executive director of the Ninth Session of the Board of Directors of the Company.

Below are the biographical details of Mr. ZHAO:

Mr. ZHAO Keyu, aged 53, currently is the President and the secretary to the Communist Party Committee of the Company. He previously served successively as deputy chief engineer of Shandong Fangzi Power Plant, deputy secretary to the Youth League Committee of Shandong Power Bureau (Group Corporation), deputy secretary and secretary to the Communist Party Committee of ULTRA-HV Transmission & Distribution Branch Company of Shandong Power Group Corporation, human resource manager of Shandong Luneng Group Co., Ltd., chairman and president of Beijing Deyuan Investment Co.,

LETTER FROM THE BOARD

Ltd., secretary to the Communist Party Committee of Shandong Luneng Development Group Co., Ltd., vice president and committee member of the Communist Party Committee of Huaneng Shandong Power Generation Co., Ltd., chief of the Planning Department of China Huaneng Group Co., director of the general office, director of the general office of the Leading Party Members’ Group and secretary to the Leading Party Members’ Group of China Huaneng Group Co., Ltd., and the president and the deputy secretary to the Communist Party Committee of the Company. Mr. Zhao graduated from Wuhan University, majoring in software engineering and holds a postgraduate degree of master in engineering. Mr. Zhao is a senior political work specialist.

Save for the work relationship disclosed above, Mr. ZHAO does not have any other connections and relationships with the Company, its controlling shareholder(s) or the de facto controller(s). Mr. ZHAO has not been subject to any punishment by the China Securities Regulatory Commission or other related departments, or reprimand by any stock exchange.

The proposal to appoint Mr. ZHAO as the executive director shall become effective upon the approval at the general meeting until the expiry of the term of the Ninth Session of the Board of the Company. Mr. ZHAO will not receive any director’s fee. Save as disclosed above, as at the Latest Practicable Date, Mr. ZHAO (i) does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company; (ii) does not hold any other directorships in any public companies in the last three years; (iii) does not hold any other positions in the Company or any of its subsidiaries; and (iv) has no interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In addition, there is no other information in relation to Mr. ZHAO which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules. Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

The above proposal regarding the election of the director of the Company shall be submitted to the EGM as an ordinary resolution for approval.

4.	PROPOSAL REGARDING THE INCREASE OF THE AMOUNT OF THE COMPANY’S GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

Reference is made to the announcement dated 20 January 2020 issued by the Company.

The proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments was passed at the 18th meeting of the Ninth Session of the Board of Directors and the 2018 annual general meeting, pursuant to which the Company shall, from the date on which the approval was obtained at the 2018 annual general meeting to the conclusion of the 2019 annual general meeting and upon obtaining approval at relevant regulatory authorities, issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB50 billion or equivalent in or outside the PRC, such instruments include but are not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB-denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign

LETTER FROM THE BOARD

currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual mid-term notes, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the PRC without a definite maturity date).

Up to the Latest Practicable Date, the balance of the principal of the medium-term notes issued by the Company is RMB20 billion, and the balance of the principal of the corporate bonds issued by Company is RMB21.3 billion. The senior debt to be issued is US$600 million, equivalent to approximately RMB4.2 billion. Before the 2019 annual general meeting, the Company has headroom of approximately RMB4.5 billion for the issuance of domestic and overseas debt financing instrument issuance.

In order to meet the Company’s production and operation needs, supplement liquidity or project financing, fully grasp the current favourable opportunity of low financing costs of medium-term notes and corporate bonds, reduce financing costs, and improve flexibility and efficiency of financing, the Board of Directors agreed with the Company’s proposal to increase the amount of the general mandate to issue domestic and/or overseas debt financing instruments. It was agreed as follows:

i.
from the date on which this proposal is approved at the general meeting to the conclusion of the 2019 annual general meeting and upon obtaining approval at relevant regulatory authorities, the Company shall, based on the issuance quota of the “Proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments” considered and approved by the Company’s 2018 annual general meeting, the principal balance of the domestic or overseas issuance of domestic and overseas debt financing instruments (either in one or multiple tranches, within or outside the PRC) be increased by RMB8 billion.

ii.
an unconditional general mandate be granted to the Board or more than two Directors of the Company to determine, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, the terms and conditions for the issue of the relevant debt financing instruments and to attend to other relevant matters (which include but are not limited to):

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operational needs, adjust its debt structure, replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Methods of issue and

LETTER FROM THE BOARD

placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.

(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with the relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the increase of the amount to issue the relevant debt financing instruments shall be valid from the date on which approval is obtained at the general meeting to the conclusion of the 2019 annual general meeting. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

The proposal regarding the increase of the amount of the Company’s general mandate to issue domestic and/or overseas debt financing instruments shall be submitted to the EGM as a special resolution for approval.

5.	THE EGM

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. No shareholder is required to abstain from voting in connection with the proposals to be resolved at the EGM. Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, voting at the EGM will be conducted by poll. The poll results will be published on the websites of the Company and of the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules following the EGM.

Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

LETTER FROM THE BOARD

6.	RECOMMENDATIONS

The Board believes that the proposals set out in the notice of the EGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favour of the proposals as set out in the notice of the EGM.

7.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2018 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 12 June 2019, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2018 annual general meeting to the conclusion of the 2019 annual general meeting.

The Company has recently completed the issue of the first tranche of the Company’s super short-term debentures for 2020 (the “Debentures”). The total issuing amount was RMB2 billion with a maturity period of 90 days whereas the unit face value is RMB100 and the interest rate is 1.70%.

Bank of Ningbo Co., Ltd. acts as the lead underwriter to form the underwriting syndicates for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay the debt financing instruments due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
19 February 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     February 19, 2020